September 12, 2013

John Dana Brown

United States Security and Exchange Commission

Washington, D.C. 20549

Re:	Seven Arts Entertainment Inc.

Preliminary proxy Statement on Schedule 14A

Filed August 28, 2013

File No. 001-34250

Dear Mr. Brown:

Thank you for your letter of September 11, 2013 (“Comment Letter”). Filed herewith is a revised Preliminary Proxy Statement on Schedule 14A (“Revised Proxy”) redlined to reflect changes in response to your Comment Letter. I respond below on behalf of Seven Arts Entertainment Inc. (“us” or the “Company”) to each of the numbered questions or statements in your Comment Letter.

General

1.	Please include a shareholder advisory vote to approve the compensation of your named executive officers and a shareholder advisory vote as to whether the shareholder vote to approve the named executive officers’ compensation should occur every one, two or three years or please tell us why this is not necessary. Refer to Rule 14a-21 of Regulation
14A and Item 24 of Schedule 14A.

Response: See Revised Proxy which we believe responds fully to this Comment.

Proposal No. 3 - Adoption of Amendment to Amended Articles of Incorporation to Increase Authorized Capital Stock, page 9

Purpose of Amendment, page 9

2.	We note your disclosure that you currently have 250,000 authorized shares of capital stock. Please revise to also state whether your current Articles of Incorporation designate the number of preferred and common shares.

Seven Arts Entertainment Inc.

8439 Sunset Blvd., Suite 402

Los Angeles, CA 90069

Tel: (323) 372-3080 Email: phoffman@7artspictures.com

Response: See Revised Proxy which we believe responds fully to this Comment.

3.	Please disclose whether you have any current plans, agreements, arrangements, or understandings, either written or oral, for the issuance of additional shares other than the issuance of 72,000,000 shares of common stock to the holders of your convertible securities that “[you] have issued or agreed to issue.” In this regard, we note your press release on August 26, 2013 stating that you have commenced negotiations for a corporate combination with a New York investor group, which “would result in substantial additional assets to the company in return for [your] restricted securities.” In addition we note that you have filed a registration statement on January 22, 2013 later amended on March 19, 2013 related to the issuance of common stock.

Response: See Revised Proxy which we believe responds fully to this Comment.

4.	Please revise to describe the transaction in which the 72,000,000 shares of common stock are to be issued to the holders of convertible securities that “[you] have issued or agreed to issue.” In this regard, we note our press combination with a New York investor group, which “would result in substantial additional assets to the company in return for [your] restricted securities.”

Response: See Revised Proxy which we believe responds fully to this Comment.

5.	As applicable, please disclose the information required by all relevant items of Schedule 14A as required by Note A to Schedule 14A, including any financial statements and pro forma information required by such items. In this regard, we note your press release on August 26, 2013 stating that you have commenced negotiations for a corporate combination with a New York investor group, which “would result in substantial additional assets to the company in return for [your] restricted securities.”

Response: We believe we have disclosed all information required by all relevant items of Schedule 14A as required by Note A. None of these additional common shares to be authorized by Item 3 are intended to be used for acquisition of assets or a business which will not be subject to a vote by shareholders.

Resolution Adopting the Proposed Amendment, page 10.

6.	We note your disclosure on page 10 that your amended Article III will state that 499,000 shares are designated as common stock and that 1,000,000 shares are designated as preferred stock. Please provide disclosure regarding the designation of the remaining
498,501,000 shares of capital stock. In this regard, we note that you currently have
101,000,932 shares of common stock outstanding and that you are planning to issue
72,000,000 shares of common stock. If any of the remaining 498,501,000 shares of capital stock are not designated as common stock, please furnish the information required by Item 202 of Regulation S-K pursuant to Item 11 of Schedule 14A.

Response: This typographical error has been corrected in the Revised Proxy.

Seven Arts Entertainment Inc.

8439 Sunset Blvd., Suite 402

Los Angeles, CA 90069

Tel: (323) 372-3080 Email: phoffman@7artspictures.com

Other Matters, page 15

7.	We note your disclosure on page 15 that a copy of the predecessor’s annual report on Form 20-F will be sent without charge. Please disclose that a copy of our annual report on Form 10-K will be sent without charge as we note that you used Form 10-K for your most recent annual report.

Response: This typographical error has been corrected in the Revised Proxy.

The Company acknowledges that:

☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to your prompt approval of the Revised Proxy.

Very truly yours,

Peter M. Hoffman

Cc:	Kate Hoffman

Candace Wernick

Randy Katz

Seven Arts Entertainment Inc.

8439 Sunset Blvd., Suite 402

Los Angeles, CA 90069

Tel: (323) 372-3080 Email: phoffman@7artspictures.com